Roberts and Ryan Investments Incorporated

Financial Statement and Report of Independent Registered Public Accounting Firm

Pursuant to Rule 17a-5(d) of the

Securities and Exchange Commission

Year Ended January 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **37469**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **02/01/2019** (MM/DD/YY) AND ENDING **01/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Roberts and Ryan Investments Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, 16th Floor, STE 1640
(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Niemie **866-884-9959**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Knight Rolleri Sheppard, CPAS, LLP
(Name – *if individual, state last, first, middle name*)

1499 Post Road, Suite 1040	**Fairfield**	**CT**	**06824**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __James Niemie_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Roberts and Ryan Investments Incorporated_____ , as

of __January 31_____ , 20 __20_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



SELMA HANCOCK
Notary Public
STATE OF TEXAS
My-Comm. Exp. 10/17/2020
ID# 10674585

_____ Signature

_____
__Chief Executive Officer__
Title

_____4/9/2020_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ROBERTS AND RYAN INVESTMENTS INCORPORATED

TABLE OF CONTENTS



Knight • Rolleri • Sheppard, CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
 Roberts and Ryan Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Roberts and Ryan Investments, Inc. as of January 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Roberts and Ryan Investments, Inc. as of January 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Roberts and Ryan Investments, Inc.'s management. Our responsibility is to express an opinion on Roberts and Ryan Investments, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Roberts and Ryan Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KRS CPAS LLP

Knight Rolleri Sheppard CPAS, LLP
We have served as Roberts and Ryan Investments, Inc.'s auditor since 2020.

Fairfield, Connecticut
April 8, 2020

1499 Post Road, Suite 1040 • Fairfield, CT 06824 | 115 E. Putnam Avenue • Greenwich, CT 06830
p:203.259.2727 • f:203.256.2727 www.krscpasllp.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
New York State Society of Certified Public Accountants • Public Company Accounting Oversight Board

ROBERTS AND RYAN INVESTMENTS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2020

ASSETS	
Cash in bank	$ 156,250
Deposits with clearing broker	731,919
Securities owned	2,500,795
Accounts receivable	72,169
Interest receivable	15,846
Prepaid expenses	78,364
Property and equipment - net of accumulated depreciation of $5,919	11,201
Security deposits	5,078
Deferred tax asset	74,703
Right-of-use asset	86,190
Total assets	$ 3,732,515
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 594,710
Lease liability	88,866
Subordinated loan payable and accrued interest	2,576,667
Total liabilities	3,260,243
Stockholders' Equity	
Common stock, no par value; 1,000,000 shares authorized; 600,000 shares issued and outstanding	70,000
Additional paid-in capital	2,789,162
Retained earnings (deficit)	(2,386,890)
Total stockholders' equity	472,272
Total liabilities and stockholders' equity	$ 3,732,515

The accompanying notes are an integral part of this financial statement.

(1) Organization and Nature of Business

Roberts and Ryan Investments Incorporated. (the "Company") was formed on February 23, 1987, as a California corporation under the name Roberts Securities Incorporated to engage in business as a broker dealer. The Company subsequently changed its name to Roberts and Ryan Investments Incorporated. The Company has adopted a fiscal year ended January 31st. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The company handles neither customer funds, nor securities. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

(2) Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Income Taxes
The Company accounts for its income taxes using the Financial Accounting Standards Board Accounting Standards Codification 740, Income Taxes, which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax asset and liabilities are based on provisions of enacted federal and state laws.

Property and equipment
Property and equipment are carried at cost and are depreciated over their useful lives of 5 to 7 years using the straight-line method.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less from the date of purchase to be cash equivalents.

(3) Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. This change was applied using the modified retrospective method and there was no impact on our previously presented results.

Disaggregation can be found on the statement of operations.

Commission revenue represents sales commissions generated by customers' purchases and sales of securities on exchanges and over-the-counter. Syndicate participation revenue represents fees arising from secondary securities offerings in which the Company acts as an underwriter. For both of these revenue streams, the Company believes that the performance obligations are satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commission revenues, securities transactions, and related expenses are recorded on a trade date basis.

(4) Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell an asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 - Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at January 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
United States Treasury Note	$2,500,795	-	-	$2,500,795

- 4 -

ROBERTS AND RYAN INVESTMENTS INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2020

(5) Securities Owned

The Company's investment in marketable US government treasury securities are classified as held to maturity and are carried in the financial statements at fair value. Unrealized gain and losses are included in earnings.

(6) Property and Equipment

Property and equipment consist of the following at January 31, 2020:

Property and equipment	$17,120
Less accumulated depreciation	(5,919)
	$11,201

Depreciation expense for the year ended January 31, 2020 was $3,620.

(7) Clearing Arrangements

The Company has an agreement with Virtu ITG LLC ("Virtu") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. Deposits with clearing broker include amounts due on commissions earned and amounts held in the Company's clearing deposit and proprietary accounts.

(8) Lease Commitments

The Company adopted ASC-842 – Leases effective January 1, 2019. The impact on opening equity was insignificant. The Company has recorded lease liability for the present value of the future lease payments, using a discount rate of 6% which is the Company's estimated incremental borrowing rate for loans with similar terms. A right-of-use asset has been recorded in the amount of the lease liability. Lease costs are being recognized on a straight-line basis over the term of the lease. Future lease payments under a non-cancellable operating lease with initial terms in excess of one year are as follows:

2020	$47,429
2021	47,586
Total future lease payments	95,015
Less imputed interest	(6,148)
Net liability as of 1/31/2020	$88,867

(9) Subordinated Loan Payable, Related Party

The Company received a $2,500,000 loan from a shareholder, which is subordinated to all claims of present and future creditors of the Company prior to maturity. The loan has an interest rate of 8% and a maturity date of September 11, 2022, that is extendable an additional year without further action by either the lender or the Company unless thirteen months prior to maturity, notice is given that the schedule maturity date shall not be extended. The loan received FINRA approval on September 12, 2019.

(10) Income Taxes

The Company is a C-corp for tax purposes, and accordingly files federal, state and local income tax returns. The Company is subject to federal, states and local taxes. The Company has a deferred tax asset of $74,703 at January 31, 2020 resulting mainly from future tax deductions for net operating losses and the amortization of start-up costs for tax purposes that were expensed when incurred in accordance with US GAAP. The Company has applied a valuation allowance in its determination of deferred tax assets.

ROBERTS AND RYAN INVESTMENTS INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2020

(11) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At January 31, 2020 the Company had net capital of $2,769,912, which was $2,669,912 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 21.57% as of January 31, 2020

(12) Commitments and Contingencies

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

(13) Subsequent Events

For purposes of preparing financial statements the Company considered events through April 8, 2020, the date the financial statements were available for issuance. Subsequent to the end of the year, the financial markets have been severely impacted by the effects of the Coronavirus pandemic. The Company continues to evaluate the current and long-term impact of the pandemic on Company operations, but projections to future operations are not known at this time.